Janover Inc.

6401 Congress Avenue, Suite 250

Boca Raton, Florida 33487

July 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall and Susan Block

Re:	Janover Inc.
Registration Statement on Form S-1, as amended
File No. 333-267907

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Janover Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 5:30 p.m., Eastern Time, on Monday, July 24, 2023, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Philip Magri at (954) 303-8027. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Philip Magri, by facsimile to (646) 838-1314 or email at pmagri@cmfllp.com.

If you have any questions regarding this request, please contact Philip Magri of Carmel, Milazzo & Feil LLP at (954) 303-8027.

Very Truly Yours,

By:	/s/ Blake Janover
Name:	Blake Janover
Title:	Chief Executive Officer

cc:	Philip Magri, Carmel, Milazzo & Feil LLP